SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

AMERIGAS PARTNERS, L.P.

(Name of the Issuer)

UGI Corporation

AmeriGas, Inc.

AmeriGas Propane, Inc.

AmeriGas Propane Holdings, Inc.

AmeriGas Partners, L.P.

AmeriGas Propane Holdings, LLC

(Names of Persons Filing Statement)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

030975 106

(CUSIP Number of Class of Securities)

Michelle Bimson Maggi Group Counsel and Director of Government Affairs AmeriGas Propane, Inc. 460 North Gulph Road King of Prussia, PA 19406 (610) 337-1000		Monica M. Gaudiosi Vice President and General Counsel, Secretary UGI Corporation 460 North Gulph Road King of Prussia, PA 19406 (610) 337-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement) With copies to
Joshua Davidson Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, TX 77002 (713) 229-1234	Mark A. Morton Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6078	Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 (713) 546-5400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,413,804,775	$ 292,554

*

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation is calculated based on (a) the product of (i) $34.86, the average of the high and low prices per AmeriGas common unit as reported on the New York Stock Exchange on July 8, 2019, and (ii) 69,242,822, the estimated maximum number of AmeriGas common units that may be exchanged for the merger consideration (the “Transaction Valuation”).

**	The filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, is calculated by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$302,539	Filing Party:	UGI Corporation

Form or Registration No.:	Registration Statement on Form S-4 (File No. 333-231242)	Date Filed:	May 6, 2019

INTRODUCTION

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 3”) amends and supersedes the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on May 6, 2019, Amendment No. 1 thereto, filed on June 27, 2019, and Amendment No. 2 thereto, filed on July 11, 2019 (as amended, this “Transaction Statement”), which, together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by AmeriGas Partners, L.P., a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (the “Common Units”) that are subject to the Rule 13e-3 transaction; UGI Corporation, a Pennsylvania corporation (“UGI”); AmeriGas, Inc., a Pennsylvania corporation; AmeriGas Propane, Inc., a Pennsylvania corporation (the “General Partner”); AmeriGas Propane Holdings, Inc., a Delaware corporation (“Holdings”); and AmeriGas Propane Holdings, LLC, a Delaware limited liability company (“Merger Sub”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

Except as otherwise set forth below, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 3.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of April 1, 2019 (the “Merger Agreement”), by and among UGI, Holdings, Merger Sub, the Partnership and the General Partner. Pursuant to the Merger Agreement, Merger Sub shall merge with and into the Partnership, the separate existence of Merger Sub shall cease and the Partnership shall survive and continue to exist as an indirect, wholly owned subsidiary of UGI (the “Merger”). The Merger Agreement provides that, at the effective time of the Merger (the “Effective Time”), each Common Unit issued and outstanding or deemed issued and outstanding as of immediately prior to the Effective Time, other than (a) Common Units held by the General Partner (“Sponsor Units”) or (b) the Partnership or any of its subsidiaries or UGI or any of its affiliates (excluding the Sponsor Units) (the “Affiliate Units”), will be converted into the right to receive, at the election of each such holder of Common Units (the “Unaffiliated AmeriGas Unitholders”), but subject to any applicable withholding tax and proration as described below, one of the following forms of consideration (collectively, the “merger consideration”): (i) 0.6378 shares of common stock, no par value, of UGI (all shares of such common stock, the “UGI Shares” and such election, a “Share Election”); (ii) $7.63 in cash, without interest, and 0.500 UGI Shares (such election, a “Mixed Election”); or (iii) $35.325 in cash, without interest (such election, a “Cash Election”). In addition, until the closing of the Merger, the holders of Common Units (the “Unitholders”) will continue to receive regular quarterly distributions, in the ordinary course of business consistent with past practice but subject to certain restrictions and requirements contained in the Merger Agreement, of not less than $0.95 per Common Unit with respect to any completed quarter prior to closing. As of the Effective Time, all of the Common Units converted into the right to receive the merger consideration will no longer be outstanding and will automatically be cancelled and cease to exist. Immediately prior to the Effective Time, the General Partner’s economic general partner interest in the Partnership will be converted into (a) 10,615,711 Common Units, which will not be converted into the merger consideration and will remain outstanding as partnership interests in the Partnership following the Effective Time and (b) a non-economic general partner interest in the Partnership as the surviving entity. The Sponsor Units will be unaffected by the Merger and will remain outstanding following the Effective Time. Immediately prior to the Effective Time, the Affiliate Units will be automatically cancelled and cease to exist, with no consideration being paid thereon.

The merger consideration is subject to a proration (the “proration”) designed to ensure that the number of UGI Shares issuable as part of the merger consideration will equal approximately 34,621,206 UGI Shares. Unitholders may elect the Share Election, the Mixed Election or the Cash Election. However, the ability for Unitholders to receive the merger consideration they elected will depend on the elections of other Unitholders. The proration of the merger consideration payable to Unitholders in the Merger will not be known until Computershare, Inc. tallies the results of the elections made by Unitholders, which will not occur until near or after completion of the Merger. If no valid election is made with respect to a Common Unit, such Unitholder will receive such merger consideration as is determined in accordance with the proration provisions of the Merger Agreement.

The Merger is subject to certain closing conditions, including approval by the holders of a majority of the outstanding Common Units at a special meeting of Unitholders.

The audit committee of the board of directors of the General Partner (the “GP Board” and such audit committee, the “GP Audit Committee”), consisting of four members of the GP Board who meet the independence qualifications under the Fourth Amended and Restated Agreement of Limited Partnership of AmeriGas Partners, L.P., dated as of July 27, 2009, as amended (the “Partnership Agreement”), and the Charter of the GP Audit Committee for membership on the GP Audit Committee, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Unaffiliated AmeriGas Unitholders, (ii) approved, and recommended that the GP Board approve, the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved, and recommended that the GP Board resolve, to recommend approval of the

Merger Agreement to the Unitholders, with such recommendation and approval constituting “Special Approval” as such term is defined in the Partnership Agreement. In making its recommendation, the GP Audit Committee considered, among other things, the opinion of Tudor Pickering Holt & Co Advisors LP (“TPH”), the independent financial advisor to the GP Audit Committee, that, as of the date of its opinion, based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by TPH in connection with the preparation of its opinion set forth therein, the Merger Consideration (as defined in TPH’s opinion) to be paid to the Unaffiliated AmeriGas Unitholders in the Merger pursuant to the Merger Agreement was fair from a financial point of view to such Unaffiliated AmeriGas Unitholders.

The GP Board, after considering various factors, including the unanimous determination and recommendation of the GP Audit Committee, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Partnership and the Unaffiliated AmeriGas Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iii) resolved to submit the Merger Agreement to a vote of the Unitholders and recommend approval of the Merger Agreement by the Unitholders.

On July 11, 2019, UGI filed with the SEC an amended registration statement on Form S-4, which included a notice of meeting and a proxy statement/prospectus (as amended, the “Proxy Statement/Prospectus”) with respect to (i) the issuance of UGI Shares as a portion of the merger consideration and (ii) the special meeting of Unitholders, at which Unitholders will be asked to consider and vote on, among other matters, a proposal to approve the Merger Agreement. The Form S-4 became effective under the Securities Act of 1933, as amended, on July 12, 2019. On July 12, 2019, UGI and the Partnership filed with the SEC the Proxy Statement/Prospectus, which was mailed to the Unitholders on or about July 15, 2019. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement/Prospectus.

All information concerning each filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

Item 10(a)-(d) is hereby amended and supplemented by adding the following language:

On August 1, 2019, UGI entered into that certain Credit Agreement (the “Credit Agreement”) by and among UGI, JPMorgan Chase Bank, N.A., as administrative agent, Citizens Bank, N.A., Credit Suisse AG, Cayman Islands Branch, PNC Bank, National Association and Wells Fargo Bank, National Association, as co-documentation agents, and the other financial institutions from time to time party thereto (collectively, the “Lenders”).

Under and subject to the terms and conditions of the Credit Agreement, the Lenders have committed to provide to UGI senior, unsecured term loans in an aggregate principal amount of up to $550 million, available in two tranches of $250 million (the “Term A-1 Loans”) and $300 million (the “Term A-2 Loans”), and senior, unsecured revolving credit loans in an aggregate principal amount of up to $300 million (the “Revolving Loans”), including a letter of credit subfacility of up to $10 million. UGI may use the proceeds of loans made under the Credit Agreement to finance the acquisition of all of the Common Units (other than the Affiliate Units) pursuant to the Merger, certain other transactions and for general corporate purposes of UGI and its subsidiaries in the ordinary course of business.

ABR Loans (as defined in the Credit Agreement) will bear interest at a rate equal to the sum of (1) the highest of (a) the federal funds open rate plus 0.50%, (b) the prime rate, or (c) the daily LIBOR rate plus 1.0%, and (2) the Applicable Rate (as defined in the Credit Agreement), each as in effect on the date of the borrowing. The Applicable Rate will be based on the leverage of UGI or credit ratings assigned to certain indebtedness of UGI. Eurodollar Loans (as defined in the Credit Agreement) will bear interest at a rate equal to the sum of (1) the London interbank offered rates times the Statutory Reserve Rate (as defined in the Credit Agreement), and (2) the Applicable Rate.

In connection with the letters of credit, UGI will pay (1) a quarterly participation fee equal to the Applicable Rate for Eurodollar Revolving Loans (as defined in the Credit Agreement) in effect on such date, and (2) a quarterly fronting fee equal to 0.175% of the amount of letter of credit exposure, plus administrative expenses.

The Revolving Loans have a maturity date of the fifth anniversary of the effective date of the Revolving Loans. The Term A-1 Loans have a maturity date of the fifth anniversary of the effective date of the Term A-1 Loans. The Term A-2 Loans have a maturity date of the third anniversary of the effective date of the Term A-2 Loans. UGI may voluntarily prepay its borrowings under the Credit Agreement, in whole or in part, without any premium or penalty.

The Credit Agreement contains customary representations and warranties and affirmative and negative covenants for agreements of this type, including, among others, covenants regarding the maintenance of a financial ratio, covenants relating to financial reporting, compliance with laws and material contractual obligations, payment of obligations including tax liabilities, preservation of existence, books and records and inspection rights, maintenance of properties and insurance, limitations on indebtedness and liens, restrictions on mergers and restrictions on sales of assets, and limitations on investments, restricted payments and transactions with affiliates.

The Credit Agreement provides for customary events of default, including, among other things, in the event of nonpayment of principal, interest, fees or other amounts, a representation or warranty proving to have been incorrect in any material respect when made, failure to perform or observe covenants within a specified period of time, a cross-default to other indebtedness of a specified amount, the bankruptcy or insolvency of UGI or any of its subsidiaries, monetary judgment defaults of a specified amount, a change of control, and ERISA defaults resulting in a material adverse effect. In the event of a default by UGI, the administrative agent may, and at the request of the requisite number of Lenders shall, declare all amounts owed under the Credit Agreement immediately due and payable and terminate the Lenders’ commitments to make loans under the Credit Agreement. For defaults related to insolvency and receivership, the commitments of the Lenders will be automatically terminated and all outstanding loans and other amounts will become immediately due and payable. Under the terms of the Credit Agreement, a 2.0% interest penalty may apply to any outstanding amount not paid when due or that remains outstanding while an event of default exists.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the Credit Agreement, which is filed as Exhibit (b)(2) to this Transaction Statement and is incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Proxy Statement/Prospectus of UGI (incorporated herein by reference to UGI’s amended Form S-4 filed on July 11, 2019 with the SEC).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Letter to Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)	Notice of Special Meeting of Unitholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(5)	Press Release of the Partnership, dated as of April 2, 2019 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed April 2, 2019).

(b)(1)	Commitment Letter, dated as of July 10, 2019, by and between JPMorgan Chase Bank, N.A. and UGI (incorporated herein by reference to Exhibit (b) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the filing persons on July 11, 2019).

(b)(2)	Credit Agreement, dated as of August 1, 2019, among UGI, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and Citizens Bank of Pennsylvania, Credit Suisse AG, Cayman Islands Branch, PNC Bank, National Association and Wells Fargo Bank, National Association, as co-documentation agents (incorporated herein by reference to Exhibit 10.1 to UGI’s Current Report on Form 8-K, filed August 1, 2019).

(c)(1)	Opinion of Tudor Pickering Holt & Co Advisors LP (incorporated herein by reference to Annex B of the Proxy Statement/Prospectus).

(c)(2)	Opinion of J.P. Morgan Securities LLC (incorporated herein by reference to Exhibit (c)(2) of the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the filing persons on May 6, 2019 (the “Original Transaction Statement”)).

(c)(3)	Presentation materials prepared by J.P. Morgan Securities LLC, dated January 17, 2019, for the board of directors of UGI (the “UGI Board”) (incorporated herein by reference to Exhibit (c)(3) of the Original Transaction Statement).

(c)(4)	Presentation materials prepared by J.P. Morgan Securities LLC, dated January 25, 2019, for the UGI Board (incorporated herein by reference to Exhibit (c)(4) of the Original Transaction Statement).

(c)(5)	Presentation materials prepared by J.P. Morgan Securities LLC, dated February 25, 2019, for the UGI Board (incorporated herein by reference to Exhibit (c)(5) of the Original Transaction Statement).

(c)(6)	Presentation materials prepared by J.P. Morgan Securities LLC, dated March 4, 2019, for the UGI Board (incorporated herein by reference to Exhibit (c)(6) of the Original Transaction Statement).

Exhibit No.	Description

(c)(7)	Presentation materials prepared by J.P. Morgan Securities LLC, dated April 1, 2019, for the UGI Board (incorporated herein by reference to Exhibit (c)(7) of the Original Transaction Statement).

(c)(8)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated January 31, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(8) of the Original Transaction Statement).

(c)(9)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 12, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(9) of the Original Transaction Statement).

(c)(10)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 14, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(10) of the Original Transaction Statement).

(c)(11)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 19, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(11) of the Original Transaction Statement).

(c)(12)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 19, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(12) of the Original Transaction Statement).

(c)(13)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 26, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(13) of the Original Transaction Statement).

(c)(14)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated February 28, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(14) of the Original Transaction Statement).

(c)(15)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 5, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(15) of the Original Transaction Statement).

(c)(16)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 13, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(16) of the Original Transaction Statement).

(c)(17)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 18, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(17) of the Original Transaction Statement).

(c)(18)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 18, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(18) of the Original Transaction Statement).

(c)(19)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated March 29, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(19) of the Original Transaction Statement).

(c)(20)	Presentation materials prepared by Tudor Pickering Holt & Co Advisors LP, dated April 1, 2019, for the GP Audit Committee (incorporated herein by reference to Exhibit (c)(20) of the Original Transaction Statement).

(d)(1)	Agreement and Plan of Merger, dated as of April 1, 2019, by and among UGI, Holdings, Merger Sub, the Partnership and the General Partner (incorporated herein by reference to Annex A of the Proxy Statement/Prospectus).

(d)(2)	Support Agreement, dated as of April 1, 2019, by and between the Partnership and the General Partner (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

(f)	None.

(g)	None.

(h)	None.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 5, 2019

AMERIGAS PARTNERS, L.P.

By:	AMERIGAS PROPANE, INC.,
its general partner

By:	/s/ Craig M. Dadamo
Name:	Craig M. Dadamo
Title:	Controller and Chief Accounting Officer

UGI CORPORATION

By:	/s/ John L. Walsh
Name:	John L. Walsh
Title:	President and Chief Executive Officer

AMERIGAS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

AMERIGAS PROPANE, INC.

By:	/s/ Craig M. Dadamo
Name:	Craig M. Dadamo
Title:	Controller and Chief Accounting Officer

AMERIGAS PROPANE HOLDINGS, INC.

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President

AMERIGAS PROPANE HOLDINGS, LLC

By:	/s/ Ted J. Jastrzebski
Name:	Ted J. Jastrzebski
Title:	President